CareAdvantage, Inc.
485-A Route 1 South
Iselin, New Jersey 08830

August  5, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jorge Bonilla

Re:	CareAdvantage, Inc.
File No. 000-26168
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010

Ladies and Gentlemen:

On behalf of CareAdvantage, Inc. (the “Company”), this letter responds to the Staff’s comments contained in the Staff’s letter dated August 2, 2010.  The response to the one comment is set forth below.

Response to Comment 1:

Form 10-K
Exhibit 31 - Certification

This confirms that the Company’s certifying officer signed the certification filed as Exhibit 31 to the Form 10-K set forth above in his personal capacity.  In all future filings the Company will revise the identification of the certifying individual at the beginning of the certification so as not to include the title.

*           *           *

In connection with the above, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the U.S.

I hope that the above responds fully with your inquiries.  If you have further questions, please feel free to contact me at (732) 362-5000.

Yours truly, /s/ Dennis J. Mouras Dennis J. Mouras, Chief Executive Officer

cc:           George Neidich, Esq.
Abba David Poliakoff, Esq.